UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
April 21, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 21, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fatalities at Harmony’s Evander shaft
Johannesburg. Monday, 20 April 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that two people were fatally injured at the Evander 9 shaft that forms part of Harmony’s Evander Operations in Mpumalanga on Friday afternoon, after they succumbed to oxygen deficiency while climbing into a travelling way of a discontinued production area. They were part of a team that was installing an electrical cable in a haulage.
Management together with the Department of Minerals and Energy commenced investigations on Friday.
At the time of the incident, no mining was taking place. Repairs to the infrastructure of the shaft were being carried out in preparation for a new mining project.
Harmony’s Chief Executive Officer, Graham Briggs says, “This is truly a tragic incident and we express our sincerest condolences to the families of the deceased and sympathy to those affected by the incident. It is unfortunate that despite our safety initiatives fatalities still occur, which means that we should continue rolling out communication on safety. We have already seen excellent improvements in our safety rates as a result of our safety programmes and can assure all that safety receives priority attention from all stakeholders involved.”
ends.
Issued by Harmony Gold Mining Company Limited
20 April 2009
For more details contact:
Graham Briggs
Chief Executive Officer
on +27 (0)83 265 0274
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 (0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

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